INTEL CORPORATION
POWER OF ATTORNEY

The undersigned company (the "Company") hereby constitutes and appoints Patrick Bombach, and David Miscia, and with full power of substitution, the Company's true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney will remain in full force and effect until either revoked in writing by the Company, or until such time as the person to whom power of attorney is hereby granted ceases to be an Intel Corporation employee.

The Company has caused this Power of Attorney to be executed as of February 6, 2023.

INTEL CORPORATION

By: /s/ April Miller Boise
         April Miller Boise
         Executive Vice President and Chief Legal Officer